SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only question 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: ING Mayflower Trust

3.	Securities and Exchange Commission File No.: 811-07978

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

6.	Name, Address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Huey P. Falgout, Jr.
Voya Investment Management

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

(480) 477-2666

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

(480) 477-2666

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Voya Investment Management Co. LLC

One Orange Way, C1-N

Windsor, CT 06095

Attention: Carolyn Augur Birbara

Brandes Investment Partners, L.P.

11988 El Camino Real, Suite 600

San Diego, CA 92191-9048

Attention: Marsha Riley, CFA

del Rey Global Investors, LLC

6701 Center Drive West, Suite 655

Los Angeles, CA 90045

NNIP Advisors B.V. (formerly, ING Investment Management Advisors B.V.)

Schenkkade 65

2595 AS .The Hague, The Netherlands

Attention: Head of Business Development Cross-Regional

ING Investment Management Asia Pacific (Hong Kong) Limited

38th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Voya Investments Distributor, LLC (formerly, ING Investments Distributor, LLC)
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:
Name(s):

File No.: 811- ___

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place: January 10, 2013

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place: June 26, 2013

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions: July 13, 2013

(b)	Were the distributions made on a basis of net assets?

Yes.

(c)	Were the distributions made pro rata based on share ownership?

Yes.

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable.

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interest?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $78,833

(ii)	Accounting expenses: $6,200

(iii)	Other expenses (list and identify separately):
Miscellaneous: $308
Print/Postage: $116,856

Proxy/Solicitation: $43,356

SEC Reg: $5,397

(iv)	Total expenses (sum of lines (i) – (iii) above): $250,950

(b)	How were those expenses allocated? Not applicable.

(c)	Who paid those expenses? Voya Investments, LLC, the Adviser to ING Mayflower Trust

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒	Yes	☐	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

ING Mayflower Trust filed an amendment Form N-8F on December 18, 2015 (File No. 811-07978).
ING Mayflower Trust filed an amendment Form N-8F on August 12, 2015 (File No. 811-07978).
ING Mayflower Trust filed a Form N-8F on February 2, 2015 (File No. 811-07978).

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐        Yes        ☒        No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Voya Global Value Advantage Fund

(b)	State the Investment Company Act file number of the fund surviving the mergers:

811- 07428

(c)	If the merger or the reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

ING International Value Equity Fund filed a Form N-14 on May 9, 2013 (File No. 333-187475).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under the section 8(f) of the Investment Company Act of 1940 on behalf of ING Mayflower Trust, (ii) he is the Secretary of ING Mayflower Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorized the undersigned to execute and file this Form N-8F application and have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

ING Mayflower Trust

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary